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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Managing Director and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$127,500,000	$14,611.50
*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 300,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd., at the maximum tender offer price of $425 per Share in cash.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $14,611.50	Filing Party: White Mountains Insurance Group, Ltd.
Form or Registration No.: Schedule TO	Date Filed: October 17, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTION

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed with the Securities and Exchange Commission by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company") on October 17, 2011, relating to the offer by the Company, to purchase 300,000 of its issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $425 or less than $385 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2011 and in the related Letter of Transmittal.

        This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 12.    Exhibits.

        "Item 12. Exhibits" to the Schedule TO is hereby amended and supplemented to add the following document filed herewith:

Exhibit No.	Description
(a)(1)(J)	Letter to participants in the Esurance Services, Inc. 401(k) Plan, dated October 19, 2011

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
By:	/s/ J. BRIAN PALMER Name: J. Brian Palmer Title: Vice President and Chief Accounting Officer

October 19, 2011

 INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated October 17, 2011
(a)(1)(B)*	Letter of Transmittal dated October 17, 2011
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on October 17, 2011
(a)(1)(G)*	Letter from the Company's Corporate Secretary to shareholders dated October 17, 2011
(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated October 17, 2011
(a)(1)(I)*	Letter to participants in the Sirius International Holding Company, Inc. 401(k) Savings and Investment Plan, dated October 17, 2011
(a)(1)(J)**	Letter to participants in the Esurance Services, Inc. 401(k) Plan, dated October 19, 2011
(a)(5)(A)*	Press Release, dated October 17, 2011
(b)
$375,000,000 Credit Agreement, dated August 12, 2011, among White Mountains Insurance Group, Ltd., Lone Tree Insurance Group Ltd., as guarantor, Lone Tree Holdings Ltd., as guarantor, the lenders named therein and Bank of America, N.A., as Administrative Agent, Swingline Lender and an Issuing Lender (incorporated by reference herein and filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2011)
(d)(1)
Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.1 to the Company's Report on Form 8-K dated June 20, 2005)
(d)(2)
Amendment to the Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC dated February 23, 2006 (incorporated by reference herein and filed on the Company's Report on Form 8-K dated February 28, 2006)
(d)(3)
Investment Management Agreement between Prospector Partners, LLC and OneBeacon dated November 14, 2006 (incorporated by reference herein and filed as Exhibit 10.11 of the Company's 2006 Annual Report on Form 10-K)
(d)(4)
Consulting Letter Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K dated June 20, 2005)
(d)(5)	White Mountains Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 to the Company's 2006 Annual Report on Form 10-K)
(d)(6)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company's Notice of 2010 Annual General Meeting of Members and Proxy Statement dated March 29, 2010)

Exhibit No.	Description
(d)(7)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2004 Annual Report on Form 10-K)
(d)(8)	White Mountains Insurance Group Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.14 of the Company's 2003 Annual Report on Form 10-K)
(d)(9)	White Mountains Re Long Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.12 of the Company's 2009 Annual Report on Form 10-K)
(d)(10)	EHI Performance Unit Plan 2009-2011 (incorporated by reference herein and filed as Exhibit 10.15 of the Company's 2009 Annual Report on Form 10-K)
(d)(11)	EHI Performance Unit Plan 2010-2012 (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2010 Annual Report on Form 10-K)
(d)(12)	EHI Select Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2009 Annual Report on Form 10-K)
(d)(13)	EHI Amended and Restated Top Hat Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2009 Annual Report on Form 10-K)
(d)(14)	EHI Esurance Restricted Unit Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2009 Annual Report on Form 10-K)
(d)(15)	OneBeacon Insurance Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2003 Annual Report on Form 10-K)
(d)(16)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.20 of the Company's 2009 Annual Report on Form 10-K)
(d)(17)	First Amendment to OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.21 of the Company's 2009 Annual Report on Form 10-K)
(d)(18)	OneBeacon's 2010 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.24 of the Company's 2010 Annual Report on Form 10-K)
(d)(19)
Amended and Restated Revenue Sharing Agreement among John D. Gillespie, Fund American Companies, Inc. and Folksamerica Reinsurance Company (incorporated by reference herein and filed as Exhibit 10.26 of the Company's 2004 Annual Report on Form 10-K)
(d)(20)
Nonqualified Stock Option Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.1 of the Company's Report on Form 8-K/A dated March 7, 2007)
(d)(21)
Amendment No. 1 to Nonqualified Stock Option Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(22)
Restricted Share Award Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K/A dated March 7, 2007)

Exhibit No.	Description
(d)(23)	Amendment No. 1 to Restricted Share Award Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(24)	Full proxy to vote granted to Raymond Barrette by John J. Byrne, dated as of January 22, 2007 (incorporated by reference herein and filed as Exhibit 1 of the Schedule 13D dated January 22, 2007)
(g)	Not applicable
(h)	Not applicable

*
Previously filed with the Schedule TO.

**
Filed herewith.

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INTRODUCTION
  Item 12. Exhibits.
SIGNATURE
INDEX OF EXHIBITS